ACREX VENTURES LTD.

(“Company”)

QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS

DATED  MAY 15, 2008

This quarterly MD & A covers the first quarter of the Company’s current fiscal year which ended March 31, 2008  – and the period to May 15, 2008.  It is to be read in conjunction with the Company’s audited financial statements, prepared to December 31, 2007.

1.

Overall Performance

(a)

Michaud, Ontario property – 50% Joint Venture interest held

The Company and its 50% joint venturer earlier announced that a small drilling programme would be conducted.  The Joint Venture completed 2,449 meters of diamond drilling in 8 holes, completing sections and adding data points within the currently defined 55 Zone.  One stepout hole was completed to the east.  Final and complete assay results are pending.

(b)

Optioned Spanish Mountain, British Columbia, Property

In 2007 diamond drilling continued on the Hepburn Lake area of the Spanish Mountain Property.  A total of 11 drill holes were designed to further test areas targeted from the 2006 15 hole drill programme and anomalies indicated in an airborne geophysical survey.  The Company completed a total of 1,943.4 meters (6,376 feet) of diamond drilling in the 11 drill holes.  The maximum single hole depth was 309 meters (1,015 feet).  A total of 871 core samples were split from the core.  All samples were submitted to accredited laboratories for analysis.

Significant results were returned from samples taken from drill holes 07SpM-01 and 07SpM-02.  The highest gold value of 2.42 grams per tonne gold was returned from a sample taken from 279 to 280.5 meters depth in hole 07SpM-01.

The Company’s Qualified Person with respect to the Spanish Mountain property is Perry Grunenberg, P.Geo.

(c)

Don’s Lake Property.

In mid-April, 2008, the Company signed an agreement with Abitibi Geophysics of Val-d’Or, Quebec, to complete an Induced Polarization survey over the claims – which are located 12 kilometers east of Slate Falls, Northwestern Ontario.  The survey will include completing 18 line kilometers of geophysical coverage on 100-metre spaced lines to cover 1.6 kilometers of the 7-kilometer long Don’s Lake Shear Zone (DLSZ).  The geophysical work is scheduled to commence in the latter half of July and be completed by mid-August 2008.  It is expected that the survey will define targets for diamond drill testing of sulphide-bearing gold and uranium mineralization within the DLSZ.

Accommodation for a drill crew and geological personnel and helicopter personnel has been secured at Slate Falls, where there is road access from Sioux Lookout.  Also, helicopter service to support a drill programme – planned for September/October 2008 – has been secured.  The Company is now in the process of receiving and evaluating drill contract offers for the proposed helicopter-supported drilling programme.

(d)

Optioned Honeymoon Property

The Honeymoon Property is located along the west side of Adams Lake, approximately 80 kilometres north of the city of Kamloops, BC.  The large, copper-gold bearing Harper Creek deposit of Yellowhead Mining Inc. is located 20 kilometres north of the Honeymoon Property, and is hosted in a similar regional geologic setting.  In early 2008, Acrex completed prospecting and rock sampling of outcrops exposed along road cuts on the property.  Samples submitted to Eco-Tech Laboratory in Kamloops BC returned up to 0.78% copper.  A thin section study of this sample material was undertaken, and results indicate that the copper mineralization is similar to the Yellowhead Mining copper mineralization.

Acrex also completed line surveying and grid layout over 2 prospective areas of the property in preparation for geochemical and geophysical sampling scheduled to be completed during the summer of 2008.

(e)

Financing

The Company did no financing between January 1, 2008 and May 15, 2008.

2.

Summary of Quarterly Results

The following information is provided for each of the 8 most recently completed quarters of the Company:

	Mar. 31/08	Dec. 31/07	Sept. 30/07	June 30/07	March 31/07	Dec. 31/06	Sept. 30/06	June 30/06	March 31/06
(a) Net sales or totar evenues	$0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$0.00	$0.00	$0.00	$0.00
(b) Loss before extraordinary items - total - per share undiluted - per share diluted*	115,442 0.01	250,860 0.01	146,406 0.01	133,532 0.01	138,426 0.01	129,774 0.01	109,706 0.01	177,301 0.01	114,579 0.01
(c) Net loss (gain) - total - per share undiluted - per share diluted*	(220,058) (0.01)	250,860 0.01	146,406 0.01	133,532 0.01	138,426 0.01	129,774 0.01	109,706 0.01	177,301 0.01	114,579 0.01

*As the effect of any dilution is to reduce the reported loss per share or extraordinary gain per share, fully diluted loss per share information has not been shown.

The differences in the figures between the various quarters is due only to the amount of activity by the Company in each quarter – primarily in raising funding or supervising exploration work on its properties.  The net loss for the first quarter of 2008 was actually $115,442.  The individual items of expense were not significantly different than in previous quarters.  However,  during the quarter the Company renounced Canadian Exploration Expenses of $1,100,000 to the holders of flow-through shares.  In accordance with the Company’s accounting policy the carrying value of the shares is reduced by the tax effect of the benefits renounced to subscribers and a future income tax liability related to the forgone benefit is recognized.  The resulting recognition of a portion of previously unrecognized future income tax assets results in a future income tax recovery in the income statement and is measured at the currently enacted rate of 30.5%.  This artificial amount, when offset against the Company’s real expenses, produced an artificial gain for the quarter of $335,500.

3.

Liquidity

At the end of the quarter-end – March 31, 2008 - the Company had net working capital of $1,650,786.  The Company has no financial commitments other than to pay its monthly general and administrative expenses and monthly management and directors’ fees.

4.

Transactions with Related Parties

There have been no transactions with related parties in the past fiscal year – except that:

(a)

the Company pays $9,000 per month to a company which is wholly owned by Mr. Malcolm Powell – in payment for Mr. Powell’s management of the Company – as well as $3,062 per quarter for the rental of office equipment.

(b)

Frank Lang is paid a monthly director’s fee of $2,500.  The Company pays rent expenses of $1,390 per month to a company in which Frank Lang is a common director.

(c)

Carl Jonsson is a principal in the law firm which acts as the Company’s Solicitors – and accordingly receives a benefit from the fees paid to the law firm for legal services rendered – which are rendered almost exclusively by Mr. Jonsson.  In  the quarter covered by this MD & A the legal fees were $10,275.

5.

Other MD & A Requirements

(a)

Additional information relating to the Company – including the audited annual financial statements and MD&A for the fiscal year ended December 31, 2007 - have been filed on SEDAR and are available at www.sedar.com.   Information about the Company may also be seen on its website at www.acrexventures.com.  Reference is also made to the Company’s 20F Annual Registration Statement dated April 25, 2008 which has been filed with the United States Securities and Exchange Commission on EDGAR – and with Canadian securities regulators, on SEDAR, as its Annual Information Form.

(b)

As the Company has not had any revenue from operations in its last two financial years the following additional information is provided:

(A)

Breakdown of exploration costs for the Company’s first quarters of the current and past fiscal   years:

	March 31, 2008 $	March, 2007 $
Assays Consulting Lodging Drilling Field vehicles Surveying and linecutting Other Support	71,168 14,142 - 138,872 - 7,532 484 -	- 7,076 - 60,684 - 9,090 4,807 6,854
Totals:	232,198	88,511

(B)

General and administration expenses.

Breakdown of general and administration expenses for the Company’s first quarters of the current and past fiscal years.

	March 31, 2008 $	March, 2007 $
Accounting Consulting Filing fees Insurance Investor relations Legal fees & disbursements Management fees Office and general Promotion and travel Rent Transfer agent fees Advertising	17,270 3,348 5,300 13,500 12,490 12,463 34,500 10,868 13,864 4,170 1,163 3,576	11,200 19,287 7,694 2,300 32,795 7,062 34,500 9,905 8,578 1,770 1,700 2,108
Totals:	$132,512	$138,899

(c)

Outstanding share data – as at April 15, 2008:

(i)

The Company has 40,610,447 common shares issued.  The shares are all voting shares and rank equally with each other.

(ii)

The Company has 3,550,000 share purchase options outstanding entitling the purchase of:

-

565,000 shares exercisable at $0.28 per share before November 4, 2008.

-

485,000 shares exercisable at $0.12 per share before July 7, 2010.

-

100,000 shares exercisable at $0.12 per share before October 13, 2010.

-

100,000 shares exercisable at $0.12 per share before December 5, 2010.

-

100,000 shares exercisable at $0.30 per share before June 19, 2011.

-

50,000 shares exercisable at $0.30 per share before June 29, 2011.

-

100,000 shares exercisable at $0.20 per share before February 7, 2012.

-

650,000 shares exercisable at $0.16 per share before July 2, 2012

-

1,400,000 shares exercisable at $0.16 per share before December 17, 2012

(iii)

The Company has 7,699,755 share purchase warrants outstanding entitling the purchase of:

-

6,675,755 shares exercisable August 14-August 16, 2009 at $0.50 per share.

-

1,024,000 shares exercisable August 14-August 16, 2009 at $0.23 per share.

8.

Financial and Other Instruments

The Company’s financial instruments consist of cash, term deposits, amounts receivable,

 and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity for prompt liquidation.

9.

Controls

(a)

Evaluation of disclosure controls and procedures

Public companies are required to perform an evaluation of disclosure controls and procedures annually and to disclose management’s conclusions about the effectiveness of these disclosure controls and procedures in its annual Management’s Discussion and Analysis. The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings or other reports, and is recorded, processed, summarized and reported within the time periods specified as required by securities regulations.

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2007 and, given the size of the Company and the involvement at all levels of the Chief Executive Officer, and the Chief Financial Officer, believes that they are sufficient to provide reasonable assurance that the Company’s disclosures are compliant with securities regulations.

(b)

Internal controls over financial reporting

As at December 31, 2007 management of the Company is responsible for evaluating the design of internal control over financial reporting. The Chief Executive Officer and Chief Financial Officer, together with other members of management, after having designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reporting in accordance with Generally Accepted Accounting Principles as of December 31, 2007, have not identified any changes to the Company’s internal control over financial reporting in the latest interim reporting period that would materially affect, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.